UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.  2)

                                FX Energy, Inc.
                               (Name of Issuer)

                         Common Stock, Par Value $0.001
                         (Title of Class of Securities)


                                  302695 10 1

                                 (CUSIP Number)


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Check the following box if a fee is being paid with the statement [ ]




The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

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CUSIP No.   302695 10 1


1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Andrew W. Pierce

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A)
                                                       (B)

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3  SEC USE ONLY


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4  CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.

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            5   SOLE VOTING POWER
                744,000 (includes options to acquire 530,000 shares of common stock but does not include unvested options to acquire 180,000 shares)


NUMBER OF   6   SHARED VOTING POWER
 SHARES
 BENEFICIALLY   0
 OWNED BY
 EACH       7   SOLE DISPOSITIVE POWER
 REPORTING      744,000 (includes options to acquire 530,000
 PERSON         shares of common stock but does not include unvested options to)
 WITH           acquire 180,000 shares)

            8   SHARED DISPOSITIVE POWER

                0

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9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                744,000 (includes options to acquire 530,000 shares of common stock but does not include unvested options to acquire 180,000 shares)

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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
   SHARES  (See Instructions)

                Not applicable.


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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                5.48%

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12 TYPE OF REPORTING PERSON  (See Instructions)

                IN

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Item 1(a)  Name of Issuer:

                FX Energy, Inc.

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Item 1(b)  Address of Issuer's Principal Executive Offices:

                3006 Highland Drive, Suite 206
                Salt Lake City, Utah 84106


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Item 2(a)  Name of Person Filing:

                Andrew W. Pierce


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Item 2(b)  Address of Principal Business Office or, if none, Residence:


                3006 Highland Drive, Suite 206
                Salt Lake City, Utah 84106

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Item 2(c)  Citizenship:

                U.S.A.

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Item 2(d)  Title of Class of Securities:

                Common Stock, $0.001 par value

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Item 2(e)  CUSIP Number:

                302695 10 1

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Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)   Broker or Dealer registered under Section 15 of the Act


(b)   Bank as defined in section 3(a)(6) of the Act

(c)   Insurance Company as defined in section 3(a)(19) of the Act

(d)   Investment Company registered under section 8 of the Investment Company
      Act

(e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

(g) Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

(h)   Group, in accordance with  Section 240.13d-1(b)(1)(ii)(H)

                Not Applicable

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Item 4.  Ownership:

   If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.


(a)     Amount Beneficially Owned: 744,000 (includes options to acquire 530,000 shares of common stock but does not include unvested options to acquire 180,000 shares)


(b)     Percent of Class:  5.48%

(c)     Number of shares as to which such person has:

      (i) sole power to vote or to direct the vote: 744,000 (includes options to acquire 530,000 shares of common stock but does not include unvested options to acquire 180,000 shares)


     (ii)    shared power to vote or to direct the vote: Not applicable

    (iii) sole power to dispose or to direct the disposition of: 944,000 (includes options to acquire 710,000 shares of common stock)

     (iv)    shared power to dispose or to direct the disposition of:
             Not applicable

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

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Item 5.  Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Instruction:  Dissolution of a group requires a response to this item.

                Not Applicable

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Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

   If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                Not Applicable

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Item 7.  Identification and Classification of the Security Which Acquired the
Security Being Reported on by the Parent Holding Company

   If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                Not Applicable


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Item 8.  Identification and Classification of Members of the Group

   If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                Not Applicable

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Item 9.  Notice of Dissolution of Group

   Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

               Not Applicable

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Item 10.  Certification

   The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

   By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                Not Applicable

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Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


February 16, 1999                       /s/ Andrew W. Pierce
Date                                    Signature


                                        Andrew W. Pierce
                                        Vice President and
                                        Chief Operating Officer
                                        Name/Title